K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

June 30, 2015	Mark C. Amorosi D 202.778.9351 F 202.778.9100 mark.amorosi@klgates.com

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Post-Effective Amendment No. 5 to the Registration Statement on Form

N-1A of 1290 Funds (File Nos. 333-195390 and 811-22959)

Ladies and Gentlemen:

Please find enclosed for filing on behalf of 1290 Funds (the “Trust”), pursuant to the Securities Act of 1933, as amended (the “1933 Act”), and Rule 485(b) of Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder, Post-Effective Amendment No. 5 (the “Post-Effective Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) relating to 1290 Global Equity Managers Fund, 1290 Multi-Alternative Strategies Fund, 1290 Convertible Securities Fund, and 1290 Unconstrained Bond Managers Fund. This transmission contains a conformed signature page. The manually signed original document is maintained at the offices of the Trust.

The Trust is filing the Post-Effective Amendment to respond to comments received on June 3, 2015 from the staff of the U.S. Securities and Exchange Commission (the “SEC”) on Post-Effective Amendment No. 4 (“PEA No. 4”) to the Registration Statement as filed with the SEC pursuant to Rule 485(a) under the 1933 Act on April 17, 2015, to include exhibits and other information not included in PEA No. 4, and to make certain non-material changes and other minor clarifying, updating and stylistic changes to the Registration Statement. The Post-Effective Amendment is marked to show changes from PEA No. 4.

Pursuant to Rule 485(b) under the 1933 Act, the Post-Effective Amendment will become effective on July 1, 2015. This filing does not affect the registration of, or disclosures concerning, any other series of the Trust.

If you have any questions or comments concerning the foregoing, please do not hesitate to contact me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

Enclosure

cc:	Patricia Louie, Esq.

AXA Equitable Funds Management Group LLC

Fatima Sulaiman, Esq.

K&L Gates LLP